UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Plan Year Ended June 30, 2012

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 1-16153

Coach, Inc. Savings and Profit Sharing Plan
(Full title of the Plan)

COACH, INC.
(Name of issuer of the securities held pursuant to the Plan)

516 West 34th Street, New York, NY 10001
(Address of principal executive offices); (Zip Code)

COACH, INC. SAVINGS AND PROFIT SHARING PLAN

TABLE OF CONTENTS

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

INFORMATION REGARDING HONG KONG DEPOSITARY RECEIPTS

Coach's Hong Kong Depositary Receipts are traded on The Stock Exchange of Hong Kong Limited under the symbol 6388. Neither the Hong Kong Depositary Receipts nor the Hong Kong Depositary Shares evidenced thereby have been or will be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to, or for the account of, a U.S. Person (within the meaning of Regulation S under the Securities Act), absent registration or an applicable exemption from the registration requirements. Hedging transactions involving these securities may not be conducted unless in compliance with the Securities Act.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the Coach, Inc. Savings and Profit Sharing Plan and the Human Resources Committee of Coach, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Coach, Inc. Savings and Profit Sharing Plan (the "Plan") as of June 30, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended June 30, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2012 and 2011, and the changes in net assets available for benefits for the year ended June 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of June 30, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

New York, New York
December 14, 2012

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Coach, Inc. Savings and Profit Sharing Plan
Statements of Net Assets Available for Benefits

	June 30, 2012	June 30, 2011
Assets:		
Participant directed investments, at fair value:		
Common collective trust fund	$ 18,541,904	$ 16,913,734
Mutual funds	161,990,033	137,643,177
Coach, Inc. common stock	35,863,704	39,794,705
Total investments, at fair value	216,395,641	194,351,616
Receivables:		
Notes receivable from participants	3,993,476	3,552,532
Employer contributions	9,777,980	8,975,884
Other receivables	28,719	-
Total assets	230,195,816	206,880,032
Liabilities:		
Administrative expenses payable	40,710	40,782
Net assets available for benefits, at fair value	**230,155,106**	**206,839,250**
Adjustment from fair value to contract value for fully benefit-responsive common collective trust fund	(530,653)	(323,063)
Net assets available for benefits	**$ 229,624,453**	**$ 206,516,187**

See accompanying Notes to Financial Statements.

Coach, Inc. Savings and Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits

	Year Ended June 30, 2012
Additions:	
Contributions:	
Participants	$ 16,950,100
Employer	16,470,883
Participant rollovers	3,722,285
Post-default payments and deemed distributions, net	8,635
Total contributions	37,151,903
Investment interest and dividends	4,844,384
Interest income on notes receivable from participants	128,448
Total additions	42,124,735
Deductions:	
Net depreciation in fair value of investments	6,140,986
Participant withdrawals and benefit payments	12,592,463
Administrative expenses	283,020
Total deductions	19,016,469
Net increase in assets available for benefits	23,108,266
Net assets available for benefits:	
Beginning of year	206,516,187
End of year	$ 229,624,453

See accompanying Notes to Financial Statements.

Coach, Inc. Savings and Profit Sharing Plan
Notes to Financial Statements

1. DESCRIPTION OF PLAN

The following description of the Coach, Inc. Savings and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General:

The Plan, as amended, was adopted by Coach, Inc. (the "Company" or "Coach"), effective July 1, 2001 and is a defined contribution plan. All U.S. employees of the Company who meet certain eligibility requirements and are not part of a collective bargaining agreement may participate in the Plan.

The Plan is administered by the Human Resources Committee ("Plan Committee") appointed by the Board of Directors of the Company. The assets of the Plan are maintained and transactions therein are executed by Fidelity Management Trust Company, the trustee of the Plan ("Trustee"). The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Eligibility:

Through June 30, 2011, employees became eligible to participate in the 401(k) and profit sharing features of the Plan one year following their initial date of employment or attainment of age 21, whichever was later. On July 1, 2011, the eligibility to participate in the 401(k) feature of the Plan was modified; employees now become eligible to participate in the 401(k) feature one month following their initial date of employment or attainment of age 21, whichever is later. Once an employee is eligible, in order to receive a profit sharing contribution for any Plan year, the employee must be employed by Coach on the last day of the Plan year. In addition, a part time employee is required to work a minimum of 750 hours and an intern, temporary or seasonal employee is required to work 1,000 hours during the Plan year to be eligible for a profit sharing contribution.

Contributions:

The 401(k) feature of the Plan is funded by both employee contributions and employer matching contributions. Participants may contribute between 1% and 50% of their pre-tax annual compensation, not to exceed the amount permitted pursuant to the Internal Revenue Code (the "IRC"). Employer matching contributions to the accounts of non-highly compensated employees, as defined by the Internal Revenue Service (the "IRS"), are equal to 100% of the first 3% of each participant's eligible compensation contributed to the Plan and 50% of the next 2% of eligible compensation contributed to the Plan. Employer matching contributions to the accounts of highly compensated employees, as defined by the IRS, are equal to 50% of up to 6% of each participant's eligible compensation contributed to the Plan. Employer matching contributions are made to the account of each eligible employee each pay period.

Coach, Inc. Savings and Profit Sharing Plan
Notes to Financial Statements

The profit sharing feature of the Plan is non-contributory on the part of employees and is funded by Company contributions from its current or accumulated earnings and profit amounts. The discretionary annual contribution is authorized by the Company's Board of Directors in accordance with, and subject to, the terms and limitations of the Plan. Profit sharing contributions for the Plan year ended June 30, 2012 were 3% of the participant's eligible compensation for all eligible participants. Eligible employees who had attained the ages of 35 to 39 and were credited with 10 or more years of vested service as of July 1, 2001 receive two times the above profit sharing contribution. Eligible employees who had attained the age of 40 or more and were credited with 10 or more years of vested service as of July 1, 2001 receive three times the above profit sharing contribution.

All contributions are allocated among the various investment options according to the participant's selected investment direction.

Participant Accounts:

Each participant's account is credited with the participant's contributions and employer's matching and profit sharing contributions, as well as an allocation of each selected investment's earnings or losses. Allocations are based on participant account balances as defined in the Plan document.

Vesting and Forfeitures:

As of June 30, 2012, percentage vesting for each category of contributions is as follows:

Years of Service for Vesting	Employee Contributions	Employer Matching Contributions		Employer Profit Sharing Contributions
		Non-Highly Compensated Employees	Highly Compensated Employees	
Immediate	100%	100%	-	-
1	-	-	20%	-
2	-	-	40%	-
3	-	-	60%	100%
4	-	-	80%	-
5	-	-	100%	-

A participant also becomes 100% vested in his or her matching and profit sharing contribution accounts upon termination of employment by reason of death, retirement or disability. For purposes of the Plan, retirement is defined as termination of employment after age 65 or age 55, if the participant has at least 10 years of service with the Company.

Effective as of July 1, 2007, in accordance with the Pension Protection Act of 2006, all active participant account balances derived from employer profit sharing contributions that were previously made to a participant account and any future employer profit sharing contributions will be 100% vested after three complete years of service.

In the event a participant leaves the Company prior to becoming fully vested, the participant's unvested employer matching and profit sharing contribution accounts may forfeit. If the participant's account balance is 100% unvested, forfeiture will occur in the Plan year in which the participant leaves the Company. If a participant is partially vested and takes a distribution of his/her account balance from the Plan, forfeiture of the unvested account balance will occur in the Plan year in which the distribution is taken. If a participant does not take a distribution, forfeiture of the unvested account balance will occur after five years.

In the event the participant rejoins the Company within five years, he/she may continue to vest in the unvested portion of his/her account balance. If the participant rejoins the Company within one year, the unvested balance continues to vest as if the participant never left the Company. If the participant rejoins the Company between one and five years, the unvested balance continues to vest from point of rehire.

If a participant who was terminated as of July 1, 2007, is rehired, any unvested contributions previously made to his/her profit sharing contribution account will continue to vest 100% after five complete years of service and any future employer profit sharing contributions will be vested after three complete years of service.

If the participant does take a distribution and rejoins the Company within five years, the unvested amount that was forfeited will be restored only if the participant repays to the Plan the full amount of the vested distribution before the earlier of (1) the end of five consecutive breaks in service years beginning after the distribution or (2) within five years after reemployment with the Company. Vesting of the unvested participant balance cannot be restored by a repayment of a previous distribution after five consecutive one-year breaks in service.

Forfeited accounts will be used first to pay Plan administrative expenses. Any remaining amounts will be used to reduce future employer contributions payable under the Plan. As of June 30, 2012 and 2011, forfeited unvested amounts totaled $35,031 and $260,140, respectively. During the Plan year ended June 30, 2012, $193,219 of forfeitures were used to pay Plan administrative expenses and $634,716 were used to reduce employer contributions.

Administrative Expenses:

Unless elected to be paid by the Company, administrative expenses incurred in connection with the Plan shall be paid from forfeitures, if any.

Notes Receivable from Participants:

Active participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of the lesser of 50% of their vested account balance or $50,000, reduced by the highest outstanding note receivable balance in the participant's account during the prior 12-month period. The notes receivable are secured by the balance in the participant's account and bear interest at rates commensurate with prevailing market rates, as determined by the Plan Committee. During the 2012 Plan year, interest rates on outstanding notes receivable ranged from 3.25% to 8.25%. Principal repayments and interest payments are made ratably through payroll deductions and must be repaid within five years, unless used by the participant to purchase a primary residence, in which case the term is 10 years. A participant may only have one note receivable outstanding at a time.

If a participant's note receivable is in default, the participant shall be treated as having received a taxable deemed distribution for the amount in default. Participant payments on a note receivable after the date it was deemed distributed shall be treated as employee contributions to the Plan for purposes of increasing the tax basis in the participant's account. These payments shall not be treated as employee contributions for any other purpose under the Plan. In the 2012 Plan year, post-default payments exceeded deemed distributions resulting in an increase to the Plan's assets of $8,635.

Payment of Benefits:

Upon termination of employment, participants are entitled to receive the full vested balance of their Plan account in a lump-sum cash distribution or in part in the form of installments over a period no longer than 10 years. In the event of a participant's death, the distribution of the participant's account balance will be made to the participant's designated beneficiary or the participant's estate, if no beneficiary has been so designated.

Any participant may apply to withdraw all or part of his/her vested account balance subject to specific hardship and in-service withdrawal provisions of the Plan. Hardship withdrawals must be approved by the Plan administrator, who is appointed by the Plan Committee, and are limited to amounts of participants' deferral contributions. Hardship withdrawals require a six-month suspension from contributing to the Plan from the date of the hardship withdrawal. In-service withdrawals are available to participants upon the attainment of age 59 ½ and are limited to a participant's vested account balance. Hardship and in-service withdrawals will be subject to income taxes. A hardship withdrawal may also be subject to an additional tax based on early withdrawal.

Investment Options:

Participants may direct employee deferrals as well as employer matching and profit sharing contributions into any of 24 different investment options, including a common collective trust fund, several mutual funds, and Company stock, in no less than 1% increments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:

The Plan's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Payment of Benefits:

Benefit payments to participants are recorded when paid. There were no participants who have elected to withdraw from the Plan but have not been paid as of June 30, 2012 and June 30, 2011.

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Excess Contributions Payable:

The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

Notes Receivable from Participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan document.

Concentration of Investments:

Investment of common stock in the Company comprises approximately 16.6% and 20.5% of the Plan's investments as of June 30, 2012 and 2011, respectively.

Investment Valuation and Income Recognition:

The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Shares of the common collective trust and mutual funds are valued at the net asset value of shares held by the Plan at year-end. Shares of the Company's common stock are stated at fair value as determined by quoted market prices at year-end.

The common collective trust fund is stated at fair value as determined by the issuer based on the net asset value of the underlying investments. Its underlying investments in investment contracts are valued at net asset value and then adjusted by the issuer to contract value, which is invested principal plus accrued interest.

The common collective trust fund does not have any unfunded commitments relating to its investments, nor any significant restrictions on redemptions. Participant-directed redemptions can be made on any business day and do not have a redemption notice period. Certain events, such as a change in law, regulation, administrative ruling or employer-initiated termination of the Plan, may limit the ability of the Plan to transact the common collective trust fund at contract value with the issuer. The Plan's management does not believe that the occurrence of any such events is probable.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized gains or losses on those investments based on the value of the assets at the beginning of the Plan year or at the time of purchase during the year.

In accordance with the Accounting Standards Codification Topic ("ASC") 962-325 *"Reporting of Investment Contracts held by Health and Welfare Plans and Defined Contribution Plans,"* the statements of net assets available for benefits present the common collective trust fund at fair value, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned. Cost of securities sold is determined by the specific identification method. Management fees and operating expenses charged to the Plan for investments in the mutual funds and the common collective trust are deducted from income earned on a daily basis and are not separately reflected.

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from estimates in amounts that may be material to the financial statements.

Risk and Uncertainties:

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in such risk factors could materially affect participant account balances and the amounts reported on the statements of net assets available for benefits and changes therein.

Recent Accounting Pronouncements:

ASC 820-10 "Fair Value Measurements and Disclosures," was amended in January 2010 by the Financial Accounting Standards Board ("FASB") to require additional disclosures related to recurring and nonrecurring fair value measurements. The guidance requires disclosure of transfers of assets and liabilities between Levels 1 and 2 of the fair value hierarchy, including the reasons and the timing of the transfers, and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of the assets and liabilities measured under Level 3 of the fair value hierarchy. This guidance was effective for the Plan's financial statements for the year ended June 30, 2011, except for the requirement to provide Level 3 activities which was effective for the Plan's financial statements for the year ended June 30, 2012. The Plan prospectively adopted the new guidance for the Plan's financial statements for the year ended June 30, 2011, except for the Level 3 reconciliation disclosures, which were adopted for the Plan's financial statements for the year ended June 30, 2012. The adoption did not materially affect the Plan's financial statements for the years ended June 30, 2011 and June 30, 2012.

In May 2011, ASC 820-10 was further amended to clarify certain disclosure requirements and improve consistency with international reporting standards. This amendment is to be applied prospectively and is effective for the Plan year beginning July 1, 2012. The Plan's management does not expect its adoption to have a material effect on the Plan's financial statements.

11

3. INVESTMENTS

The fair value of the individual investments representing 5% or more of the Plan's total net assets available for benefits at June 30, 2012 and June 30, 2011, is as follows:

	Shares		Fair Value	
Fund	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Coach, Inc. Common Stock	613,261	622,467	$ 35,863,704	$ 39,794,705
Neuberger Berman Genesis Trust	373,888	360,423	18,638,315	18,756,429
Fidelity Managed Income Portfolio*	18,011,251	16,590,671	18,541,904	16,913,734
Spartan 500 Index - Institutional Class	310,662	278,483	15,076,410	13,077,548
Fidelity Balanced Fund	716,985	66,190	13,923,847	12,571,185
Fidelity Freedom 2040	1,588,603	1,154,237	12,470,536	9,614,792
Spartan US Bond Index Fund	970,127	846,779	11,554,217	9,695,620
Wells Fargo Advantage Growth Fund	281,398	-	11,545,777	-
Vanguard FTSE All-World ex-US Index Fund	142,068	136,529	11,442,169	13,341,613

*Amounts shown at fair value. Contract value at June 30, 2012 and 2011 was $18,011,251 and $16,590,671, respectively.

During the Plan year ended June 30, 2012, the Plan investments, (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $6,140,986 as follows:

Fund Types		
Blended Fund Investments	$	(1,406,809)
Bond Fund Investments		415,457
Stock Fund Investments		(2,304,699)
Coach, Inc. Common Stock		(2,844,935)
Net depreciation in fair value of investments	$	(6,140,986)

4. COMMON COLLECTIVE TRUST FUND

The common collective trust fund (the "Fund") is a collective trust fund sponsored by Fidelity Management Trust Company ("Fidelity"). The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's constant net asset value (NAV) of $1 per unit. Distribution to the Fund's unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Restrictions on the Plan:

Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

- A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

- Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

- Any transfer of assets from the Fund directly into a competing investment option

- The establishment of a defined contribution plan that competes with the Plan for employee contributions

- Complete or partial termination of the Plan or its merger with another plan

Circumstances That Affect the Fund:

The Fund invests in assets, typically fixed income securities or bond funds, and enters into "wrapper" contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a collective trust portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

- Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

- Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund's cash flow

- Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund's NAV may decline if the market value of its assets declines. The Fund's ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer's ability to meet their financial obligations. The wrap issuer's ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund's inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

5. **EXEMPT PARTY-IN-INTEREST TRANSACTIONS**

Certain Plan investments are shares of mutual funds managed by Fidelity Investments, Inc. The Trustee is an affiliate of Fidelity Investments, Inc. and therefore, these transactions qualify as party-in-interest transactions. Fees charged to the Plan by the Plan Trustee for administrative expenses amounted to $283,020 for the year ended June 30, 2012.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, the Company's common stock transactions qualify as party-in-interest transactions. At June 30, 2012 and 2011, the Plan held 613,261 and 622,467 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $15,970,499 and $13,480,071, respectively. During the year ended June 30, 2012, the Plan recorded dividend income of $567,081 on common stock of the Company.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

6. **FEDERAL INCOME TAX STATUS**

The IRS has determined and informed the Company by letter dated July 8, 2010 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon audit by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however there are no audits in progress. The Plan administrator believes it is no longer subject to audits for years prior to 2008.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Board of Directors of the Company reserves the right to change, amend or terminate the Plan at any time at its discretion, subject to the provisions of ERISA. In the event the Plan is terminated, participants would become 100% vested in their employer matching and profit sharing contributions.

8. FAIR VALUE MEASUREMENTS

In accordance with ASC 820, *Fair Value Measurements and Disclosures,* the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan's policy is to recognize significant transfers between levels at the end of the reporting period.

The techniques used to value the Plan's investments are as follows:

• Common Stock. Valued utilizing a market approach wherein the stock is valued at the closing price reported on the active market on which the securities are traded on the last business day of the Plan year. The Company's common stock is categorized as Level 1.

• Mutual Funds. Valued utilizing a market approach wherein the Plan uses the quoted prices in the active market for identical assets. All of the mutual funds are traded in active markets at their net asset value per share and primarily categorized as Level 1. There are no restrictions as to redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

• Common collective trust fund. Valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the common collective trust funds underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. Investments in common collective trust funds are categorized as Level 2.

A summary of the Plan's investments measured at fair value on a recurring basis at June 30, 2012 and 2011, set forth by level within the fair value hierarchy, is as follows:

	Level 1		Level 2	
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Equity Securities				
Coach Common stock	$ 35,863,704	$ 39,794,705	$ -	$ -
Mutual Funds				
Blended Fund Investments	84,800,290	67,260,342	-	-
Bond Fund Investments	11,554,217	9,695,620	-	-
Stock fund Investments	65,635,526	60,687,215	-	-
Common collective trust fund	-	-	18,541,904	16,913,734
Total	$ 197,853,737	$ 177,437,882	$ 18,541,904	$ 16,913,734

For the years ended June 30, 2012 and June 30, 2011, there were no significant transfers in or out of Levels 1, 2 or 3.

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

9. **RECONCILIATION TO FORM 5500**

A reconciliation of the Plan's net assets per the financial statements as of June 30, 2012 and 2011 to the Plan's net assets at fair value, per Form 5500 is as follows:

	June 30, 2012	June 30, 2011
Net assets available for benefits per financial statements	$ 229,624,453	$ 206,516,187
Adjustment from contract value to fair value for fully benefit-responsive common collective trust fund	530,653	323,063
Net assets available for benefits per Form 5500	$ 230,155,106	$ 206,839,250

16

A reconciliation of the increase in net assets per the financial statements for the year ended June 30, 2012, to Form 5500, is as follows:

Net increase in assets available for benefits, per financial statements	$	23,108,266
Add: Change in the adjustment from contract value to fair value for fully benefit-responsive common collective trust fund		207,590
Net income, per Form 5500	$	23,315,856

17

Plan No.: 001
EIN: 52-2242751
Supplemental Schedule

Coach, Inc. Savings and Profit Sharing Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
June 30, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity Balanced Fund	Mutual fund, 716,985 shares	**	$ 13,923,847
*	Fidelity Freedom 2000 Fund	Mutual fund, 41,732 shares	**	510,381
*	Fidelity Freedom 2005 Fund	Mutual fund, 16,605 shares	**	181,987
*	Fidelity Freedom 2010 Fund	Mutual fund, 74,728 shares	**	1,026,760
*	Fidelity Freedom 2015 Fund	Mutual fund, 249,892 shares	**	2,868,756
*	Fidelity Freedom 2020 Fund	Mutual fund, 362,185 shares	**	5,016,256
*	Fidelity Freedom 2025 Fund	Mutual fund, 510,150 shares	**	5,851,417
*	Fidelity Freedom 2030 Fund	Mutual fund, 583,834 shares	**	7,963,492
*	Fidelity Freedom 2035 Fund	Mutual fund, 853,372 shares	**	9,600,430
*	Fidelity Freedom 2040 Fund	Mutual fund, 1,588,603 shares	**	12,470,536
*	Fidelity Freedom 2045 Fund	Mutual fund, 1,026,803 shares	**	9,518,462
*	Fidelity Freedom 2050 Fund	Mutual fund, 761,794 shares	**	6,955,183
*	Fidelity Freedom 2055 Fund	Mutual fund, 33,399 shares	**	311,278
*	Fidelity Freedom Income Fund	Mutual fund, 86,540 shares	**	1,000,400
	MFS Value Fund Class R4	Mutual fund, 317,241 shares	**	7,601,106
*	Spartan U.S. Bond Index Fund - Institutional Class	Mutual fund, 970,127 shares	**	11,554,217
*	Fidelity Managed Income Portfolio	Common collective trust fund, 18,011,251 shares	**	18,541,904
*	Coach, Inc. Common Stock	Common stock, 613,261 shares	**	35,863,704
	Wells Fargo Advantage Growth Fund - Institutional	Mutual fund, 281,398 shares	**	11,545,777
	Munder Mid-Cap Core Growth Class Y	Mutual fund, 240,451 shares	**	7,384,260
	Neuberger Berman Genesis Trust	Mutual fund, 373,888 shares	**	18,638,315
*	Spartan 500 Index - Institutional Class	Mutual fund, 310,662 shares	**	15,076,410
*	Spartan Extended Market Index Fund - Investor Class	Mutual fund, 40,518 shares	**	1,548,594
	Vanguard FTSE All-World ex-US Index Fund	Mutual fund, 142,068 shares	**	11,442,169
*	Notes receivable from participants	Notes receivable from participants with interest rates ranging from 3.25% to 8.25% and with maturity dates to May 27, 2022.	**	3,993,476
	Total			$220,389,117

* Represents a party-in-interest to the Plan

** Not required as the investment is Participant-directed

COACH, INC. SAVINGS AND PROFIT SHARING PLAN

EXHIBITS TO FORM 11-K

For the Plan Year Ended June 30, 2012

Commission File No. 1-16153

Exhibits (numbered in accordance with Item 601 of Regulation S-K)

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

19

COACH, INC. SAVINGS AND PROFIT SHARING PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Coach, Inc. Savings and Profit Sharing Plan
(Name of Plan)

/s/ Sarah Dunn
Sarah Dunn
Plan Administrator

December 14, 2012

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-64610 on Form S-8 of our report dated December 14, 2012, relating to the financial statements and supplemental schedule of the Coach, Inc. Savings and Profit Sharing Plan appearing in this Annual Report on Form 11-K of the Coach, Inc. Savings and Profit Sharing Plan for the year ended June 30, 2012.

/s/ Deloitte & Touche LLP

New York, New York
December 14, 2012